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Exhibit 12.1

DeCrane Aircraft Holdings, Inc.

Computation of Earnings to Fixed Charges Ratios

			Year Ended December 31,
							1998
	Three Months Ended March 31,
							Four Months Ended December 31, 1998	Eight Months Ended August 31, 1998
	2003	2002	2002	2001	2000	1999
	(Successor)							(Predecessor)
	(In thousands)
Historical:
Earnings:
Loss from continuing operations before provision for income taxes, cumulative effect of change in accounting principle and extraordinary item	$(5,127)	$(3,673)	$(15,231)	$(27,470)	$(1,163)	$(16,653)	$(5,301)	$(5,734)
Fixed charges	7,891	8,018	34,123	39,077	41,549	27,497	6,606	2,018

Total earnings (loss)	$2,764	$4,345	$18,892	$11,607	$40,386	$10,844	$1,305	$(3,716)

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs(1)	$7,675	$7,759	$33,096	$38,084	$40,518	$26,764	$6,411	$1,589
Interest component of rentals(2)	216	259	1,027	993	1,031	733	195	429

Total fixed charges	$7,891	$8,018	$34,123	$39,077	$41,549	$27,497	$6,606	$2,018

Ratio of Earnings to Fixed Charges:
Ratio	—	—	—	—	—	—	—	—
Deficiency	$5,127	$3,673	$15,231	$27,470	$1,163	$16,653	$5,301	$5,734
Pro Forma:
Earnings:
Loss from continuing operations before provision for income taxes, cumulative effect of change in accounting principle and extraordinary item	$(4,759)		$(12,729)
Fixed charges	6,816		28,749

Total earnings	$2,057		$16,020

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs(1)	$6,600		$27,722
Interest component of rentals(2)	216		1,027

Total fixed charges	$6,816		$28,749

Ratio of Earnings to Fixed Charges:
Ratio	—		—
Deficiency	$4,759		$12,729

(1)
None capitalized.

(2)
Reflects one-third of rental expense under operating leases considered to represent interest costs.

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  Exhibit 12.1
DeCrane Aircraft Holdings, Inc. Computation of Earnings to Fixed Charges Ratios